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17005583

SEC Mail Processing Section
FEB 24 2017
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52494

8-52494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III (919)838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave. Suite 350 (Address) Raleigh (City) NC (State) 27612 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OM

AKB

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Dorothy Moravec

Notary Public

my Commission expires 04/26/2021

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2016 and 2015

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Triangle Securities, LLC:

We have audited the accompanying statements of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on page 12 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2017

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2016 and 2015

		2016	2015
Assets			
Current assets:			
Cash and cash equivalents	$	33,269	42,371
Commissions receivable		4,541	5,511
Prepaid expenses and other assets		5,183	7,568
Due from related party		157	132
Total current assets		43,150	55,582
Property and equipment, net		18,851	23,920
	$	62,001	79,502
Liabilities and Members' Equity			
Current liabilities:			
Commissions payable		2,188	9,046
Accounts payable		1,521	1,183
Total current liabilities		3,709	10,229
Members' equity		58,292	69,273
	$	62,001	79,502

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Operations

Years ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Commission income	$ 114,311	166,826
Expenses:		
Commission expense	17,785	44,817
Compensation and related benefits	45,045	59,340
Occupancy and equipment rental	16,678	18,905
Consulting fees	15,114	14,160
Other operating expenses	22,087	21,611
	116,709	158,833
Operating (loss) income	(2,398)	7,993
Other income:		
Interest and dividend income	17	18
Net (loss) income	$ (2,381)	8,011

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2016 and 2015

	Member units		Total members' equity
Balance as of December 31, 2014	2,575	$	75,520
Members' draws	-		(14,258)
Net income	-		8,011
Balance as of December 31, 2015	2,575		69,273
Members' draws	-		(8,600)
Net loss	-		(2,381)
Balance as of December 31, 2016	2,575	$	58,292

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2016 and 2015

		2016	2015
Cash flows from operating activities:			
Net (loss) income	$	(2,381)	8,011
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization		5,069	4,389
Changes in operating assets and liabilities:			
Commissions receivable		970	820
Prepaid expenses and other		2,360	(2,742)
Accounts payable		338	(211)
Commissions payable		(6,858)	(2,161)
Net cash (used in) provided by operating activities		(502)	8,106
Cash flows from financing activities-members' draws		(8,600)	(14,258)
Net decrease in cash and cash equivalents		(9,102)	(6,152)
Cash and cash equivalents, beginning of year		42,371	48,523
Cash and cash equivalents, end of year	$	33,269	42,371

See accompanying notes to financial statements.

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA).

During 2009 and 2010, the Company began transferring customer accounts, after approval by the customer, to Triangle Securities Wealth Management Company, Inc. (TSWM), a company affiliated by common ownership and established as a registered investment advisor. By January 31, 2011, all accounts had been moved to TSWM so that going forward, the Company's primary source of income is commission income on mutual fund trails and annuity trails.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management. As of December 31, 2016 and 2015, the Company did not hold any securities.

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition

Commissions from mutual fund trails are earned on assets held in the mutual funds. Commissions from annuity trails are derived from the sale of annuity products. Commission revenue is recognized when earned.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit at a financial institution as of December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Accounting principles generally accepted in the United States of America require entities to report comprehensive income in their financial statements. Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in members' equity arising from non-owner sources, which are referred to as other comprehensive income. The Company has no items of other comprehensive income (loss) to report for any period presented.

(3) Fair Value Measurements of Financial Instruments

Financial instruments other than investment securities held by the Company include cash and cash equivalents, receivables, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(4) Property and Equipment

Property and equipment consist of the following:

		2016	2015
Equipment	$	37,779	72,314
Furniture		101,144	101,144
Leasehold improvements		15,094	15,094
Landscaping		37,287	37,287
Software		1,153	1,153
		192,457	226,992
Less accumulated depreciation and amortization		(173,606)	(203,072)
	$	18,851	23,920

(5) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(6) Leases

The Company and TSWM lease its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009. A third amendment was signed subsequent to December 31, 2009, which provided for a minimum annual rental of $120,000, commencing on January 1, 2010 and ending December 31, 2014. A fourth amendment was signed subsequent to December 31, 2013, which provided for a minimum annual rental of $144,000 per year, commencing on January 1, 2014 and ending December 31, 2018. The Company is responsible for 3% of the 2016 rent expense related to this amendment, with TSWM incurring the remaining rent expense.

During 2016 and 2015, the Company paid $4,480 and $6,080 in rent to this affiliated entity. During 2016 and 2015, TSWM incurred the remainder of the rent expense. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

Minimum future rental payments for the facilities lease are as follows:

Year ending December 31,		
2017	$	1,520
2018		1,520
	$	3,040

(7) Related Party Transactions

The Company entered into an expense sharing agreement with TSWM, whereby, certain expenses will be assumed by TSWM and allocated to the Company and vice versa. The Company received management fees totaling $27,879 for 2016 and $25,998 for 2015 from TSWM. The Company also paid $68,853 and $85,934 of management fees to TSWM for 2016 and 2015. The management fees have been recorded to the related expense accounts, including compensation, broker payroll, rent and consulting.

See note 6 concerning the Company's facilities lease.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2016, the Company had net capital of $34,101 which was $29,101 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company maintains a special account for the exclusive benefit of customers.

(9) Subsequent Events

The date to which events occurring after December 31, 2016, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2017, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016 and 2015

		2016	2015
Net Capital:			
Members' equity	$	58,292	69,273
Deductions:			
Non-allowable assets		24,191	31,620
Haircuts		-	-
Net capital	$	34,101	37,653
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	1,521	1,183
Commissions payable		2,188	9,046
Total aggregate indebtedness	$	3,709	10,229
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	247	682
Minimum dollar net capital requirement (B)	$	5,000	5,000
Net capital requirement - greater of (A) or (B)	$	5,000	5,000
Excess net capital	$	29,101	32,653
Ratio of aggregate indebtedness to net capital		0.11	0.27
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2016):			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	34,101	37,653
Audit adjustments:		-	-
Net capital per above	$	34,101	37,653

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Triangle Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Triangle Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 22, 2017

919.838.3221
Fax: 919.838.9081
Toll Free: 877.678.5901
1301 Annapolis Drive
Raleigh, North Carolina 27608
www.trianglesecurities.com

EXEMPTION REPORT

Triangle Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and believe, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

PAUL D. REYNOLDS
Name

Authorized Signature

PRESIDENT
Title

2-22-17
Date